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Strategic alliance with MWE China Law Offices (Shanghai)

Barbara A. Jones

Attorney at Law

bjones@mwe.com

+1 617 535 4088

November 12, 2008

VIA EDGAR AND HAND

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Mail Stop 6010
Re:	China Health Resource, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Form 10-Q for Quarter Ended March 31, 2008

Form 10-Q for Quarter Ended June 30, 2008

File No. 000-50029

Dear Mr. Rosenberg:

On behalf of China Health Resource, Inc., a Delaware corporation (the “Company”), we hereby submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the Company’s response to comments received from the Staff set forth in the Staff’s letter, dated September 26, 2008 and subsequently resent on October 29, 2008 (the “Comment Letter”), relating to the Company’s Form 10-KSB for the fiscal year ended December 31, 2007, Form 10-Q for the period ended March 31, 2008 and Form 10-Q for the period ended June 30, 2008.

For the convenience of the Staff, the Company has restated in this letter each of the Staff’s comments and numbered each of its responses to correspond with the comments in the Comment Letter. In addition, as a courtesy to the Staff and to facilitate the Staff’s review, we are providing the Staff by hand delivery to the Commission’s office an additional copy of this letter

Jim B. Rosenberg

November 12, 2008

together with the amended portions of the Company’s annual and quarterly reports which have been marked and enumerated to correspond to the Staff’s Comment Letter.

Form 10-KSB for December 31, 2007

Report of Independent Registered Public Accounting Firm, page 11

Comment 1.

The Report of Lake & Associates, CPA’s LLC presently covers only your consolidated balance sheet as of December 31, 2007. Please have Lake & Associates explain to us why their report did not cover the December 31, 2006 consolidated balance sheet included in the filing.

Response to Comment 1.

The Company advises the Staff that, following discussions with Lake & Associates, CPA’s LLC (“Lake”), Lake has agreed to correct the Report of Independent Registered Public Accounting Firm, page 11 of the Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 (the “2007 Form 10-KSB”), to include coverage of the December 31, 2006 consolidated balance sheet included in the 2007 Form 10-KSB. Such corrected report will be included in the Company’s Amendment No. 1 to Form 10-KSB (the “2007 Form 10-KSB/A”) filed with the Commission as of the date hereof.

Consolidated Financial Statements, page 12

Comment 2.

You disclose in Note A that the Plan of Exchange “transaction was treated for accounting purposes as a capital transaction and recapitalization by the accounting acquirer and as a re-organization by the accounting acquiree.” For periods prior to the recapitalization, the equity of the accounting acquiree is the historical equity of the accounting acquirer, prior to the transaction, retroactively restated to reflect the number of shares the accounting acquirer received in the transaction. Earnings per share of the accounting acquirer for periods prior to the transaction are also restated to reflect the number of equivalent shares received by the accounting acquirer. Please explain to us how your consolidated financial statements and related disclosure reflect the recapitalization and re-organization resulting from the transaction for all periods presented.

Response to Comment 2.

The Company advises the Staff that it has revised the Statement of Stockholders’ Equity and the related footnotes for each of the fiscal years ended December 31, 2006 and 2007, and the Consolidated Balance Sheets for each of the periods ended March 31, 2008 and June 30, 2008 to

Jim B. Rosenberg

November 12, 2008

reflect the recapitalization of the Company in fiscal year 2006. The revised Statements of Stockholders’ Equity and the related footnotes for fiscal years 2006 and 2007 will be included in the Company’s Amendment No. 1 to Form 10-KSB for fiscal year 2006 and the 2007 Form 10-KSB/A respectively. The revised Consolidated Balance Sheets for the periods ended March 31, 2008 and June 30, 2008 will be included in the Company’s Amendment No. 1 to Form 10-Q for the period ended March 31, 2008 and Amendment No. 1 to Form 10-Q for the period ended June 30, 2008.

Item 8A. Controls and Procedures, page 20

Comment 3.

It appears that your management has provided their conclusion regarding its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 but you have not provided a report on management’s assessment of internal control over financial reporting that meets the requirements in Item 308T(a) of Regulation S-B. Please amend your filing to provide management’s annual report on internal control over financial reporting.

Response to Comment 3.

The Company has revised its disclosure in Item 8A, Controls and Procedures in consideration to the Staff’s comment. Such revised disclosure is contained the 2007 Form 10-KSB/A.

Comment 4.

In addition, please consider whether management’s failure to file a complete management’s report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response to Comment 4.

The Company has revised its disclosure in Item 8A, Controls and Procedures in consideration of the Staff’s comment. Such revised disclosure is contained the 2007 Form 10-KSB/A.

Exhibit 31.1 and 31.2

Comment 5.

Please revise your certifications provided in your Form 10-KSB for December 31, 2007 and your Forms 10-Q for March 31, 2008 and June 30, 2008 to be worded exactly as required by Item 601(b)(31) of Regulation S-B or S-K, as applicable. In this regard, please ensure you address the following items:

Jim B. Rosenberg

November 12, 2008

a.	In all certifications remove the titles of your officers and the registrant’s name from the first line of the certification. Include the titles of the officer under the signature;
b.

In all certifications revise these certifications to include the entire introductory language of paragraph 4 which also addresses your officers’ responsibility for establishing and maintaining internal control over financial reporting and include the language of paragraph 4(b);

c.	In your 10-KSB and first quarter certification revise the introductory language of paragraph 5, and paragraphs 5(a) and 5(b); and
d.	Please sign and currently date the amended certification and enter your officer’s title.

Response to Comment 5.

Pursuant to your request, the Company has filed certificates consistent with the requirements of Item 601(b)(31) of Regulation S-B or S-K, as applicable, in the Amendments filed today for its Form 10-KSB for the fiscal year ended December 31, 2007, Form 10-Q for the period ended March 31, 2008 and Form 10-Q for the period ended June 30, 2008.

* * * * *

In connection with our response to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the relevant filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             The Company appreciates your assistance and cooperation in connection with the matters discussed herein. If you have any questions or comments with regard to the information contained in this letter or the Company’s amended filings, please do not hesitate to contact me.

Sincerely,

/s/ Barbara A. Jones

Barbara A. Jones

Jim B. Rosenberg

November 12, 2008

cc:

Don Abbott, Senior Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Christine Allen, Staff Accountant, Division of Corporation Finance, Securities and Exchange Commission

Jiayin Wang, President, China Health Resource, Inc.

Jay Lake, Lake & Associates, CPA’s LLC